FOR IMMEDIATE RELEASE

June 24, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo –June 24, 2010 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 240 of the Company Law under the terms set forth below.

1.	Reason for issuance of the stock acquisition rights as stock options
The Company issues stock acquisition rights to improve performance and morale of directors and executive officers of the Company, and corporate auditors’ awareness of proper auditing at the Company.  In this manner, the Company aims to promote a management style conscious of increasing shareholder value and to attract and retain outstanding personnel.

2.	Details of the stock acquisition rights

(1)	The number of directors, corporate auditors and executive officers receiving stock acquisition rights	Directors, corporate auditors and executive officers of the Company, totaling 23

(2)
Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights
308,000 shares of common stock of the Company.
The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (6) below, the number of such shares shall be adjusted according to the following formula.  This adjustment shall be made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment.  Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

Number of shares to be issued or delivered upon exercise of each stock acquisition right	=	Total subscription price
Subscription price per share

When the number of shares to be issued or delivered upon exercise of each stock acquisition right has been adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of the stock acquisition rights that have not yet been exercised as of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of the stock acquisition rights.

(3)	Total number of stock acquisition rights issued	3,080

(4)	Issuance price
Issuance price shall be fair value of the stock options computed pursuant to the Black Sholes model on the date of allocation as set forth in sub-paragraph (5) below.  Issuance price shall be paid by setting off against the monetary compensation in the amount equal to such fair value and to be paid by the Company to directors, corporate auditors and executive officers pursuant to Article 246, Paragraph 2 of the Company Law.

(5)	Date of allocation	July 12, 2010

(6)
Subscription price to be paid upon exercise of each stock acquisition right

The subscription price to be paid upon exercise of each stock acquisition right (the “Subscription Price”) shall be determined by multiplying (i) the Subscription Price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (2) above (initially, 100 shares).

The Subscription Price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was trade), the Subscription Price per share shall be equal to the closing price on such day of allocation.

If, subsequent to the day of allocation of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (excluding the issuance or transfer of the Company’s shares by exercise of the stock acquisition rights or conversion of securities which are convertible to the common stock of the Company), the Subscription Price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen.  Furthermore, the Subscription Price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, (i) when the Company issues securities which are convertible to the common stock of the Company at a price lower than the fair value (including shares with acquisition claim rights and shares with acquisition clause, setting the Company’s common stock as consideration), (ii) when the Company issues the stock acquisition rights or securities with the stock acquisition rights that effect the issuance or transfer of the Company’s common stock at a price lower than the fair value, (iii) when the adjustment of the Subscription Price per share is necessary for merger, corporate split or stock-for-stock exchange, or (iv) other than above, when the adjustment of the Subscription Price per share is necessary due to the occurrence of matters that cause or may cause the number of outstanding shares of the Company to change.

(a)	Formula for adjustment in the case of share split or consolidation

Subscription price per share after adjustment	=	Subscription price per share before adjustment	x	1
Ratio of split / consolidation

(b)	Formula for adjustment in the case of issuance of new shares or disposition of treasury stock below market price

				Outstanding	Number of new		Subscription
Subscription		Subscription		number of +	shares to be	x	price per share
price per	=	price per	x	shares	issued		to be issued
share after		share before		Market price per share
adjustment		adjustment		Outstanding number of	+	Number of new shares
				shares		to be issued

In the above formula, “outstanding number of shares” shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock.  In the case of disposition of treasury stock, “number of new shares to be issued” in the above formula shall be read as “number of treasury shares to be disposed of.”

(7)	Exercise period of the stock acquisition rights Between April 1, 2011 and March 31, 2015

(8)	Conditions for exercise of stock options

(a)	The stock options may not be inherited.

(b)	Each stock option may not be exercised in part.

(c)
When the number of shares deliverable upon exercise of the stock options includes less than one unit, the exercising Stock Option Holder (as defined below) shall be deemed to have requested the Company to purchase such shares pursuant to Article 192, Paragraph 1 of the Company Law.  The determination of whether the number of shares deliverable upon exercise includes less than one unit shall be made by taking into account the aggregate number of shares deliverable upon each exercise of one or more stock options.

(9)	The Company’s acquisition of the stock acquisition rights The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

(a)
the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;

(b)
a person holding stock acquisition rights (a “Stock Option Holder”) no longer holds the position of a director, corporate auditor, executive officer, employee, advisor, part-time worker or any other similar position of the Company or its subsidiaries, except when the Company acknowledges that the exercise of the stock option by a Stock Option Holder is reasonable and notifies the Stock Option Holder;

(c)	a Stock Option Holder dies;

(d)	a Stock Option Holder submits a prescribed form of the Company to waive all or part of his/her stock acquisition rights to the Company;

(e)
a Stock Option Holder becomes a director, corporate auditor, executive officer or employee of a company that competes with the Company and the Company notifies the Stock Option Holder that his/her stock options are non-exercisable; or

(f)
a Stock Option Holder is in violation of laws and regulations or internal rules and other regulations of the Company, or breaches the stock option agreement entered into between such Stock Option Holder and the Company.  The Company is required to notify the Stock Option Holder that his/her stock options are non-exercisable.

The Representative Director may decide in his/her sole discretion whether exercise by a Stock Option Holder of the stock options is reasonable (as in item (b) above) and whether a Stock Option Holder’s options are non-exercisable (as in item (e) and (f) above).

(10)	Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(11)	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

(a)
The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 17 Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen (to be determined as of July 12, 2010).

(b)
The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.